Australian Government

Takeovers Panel

MEDIA RELEASE

No: TP12/71

Monday, 24 September 2012

Mission NewEnergy Limited – Panel Accepts Undertaking

The Panel has accepted an undertaking in lieu of considering interim orders from Mission NewEnergy Limited in respect of the application dated 19 September 2012 from McDermott Industries Limited (see TP12/70).

A copy of the undertaking is attached. In essence, Mission undertakes not to finalise the documents in connection with the proposed facility and dispatch to Mission shareholders any notice of meeting relating to the proposed convertible note restructure before completion of the Panel proceedings.

The President has appointed Garry Besson (sitting Present), Tony Osmond and Alison Watkins as the sitting Panel in this matter.

Allan Bulman
Director, Takeovers Panel
Level 10, 63 Exhibition Street
Melbourne VIC 3000
Ph: +61 3 9655 3597
allan.bulman@takeovers.gov.au

Australian Government

Takeovers Panel

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION ACT 2001 (CTH) SECTION 201A UNDERTAKING

MISSION NEWENERGY LIMITED (MISSION)

Mission undertakes to the Panel that it will not, before the completion of the Panel proceedings brought by McDermott Industries Limited by application dated 19 September 2012:

1. finalise the documents in connection with the proposed facility announced to the Australian Securities Exchange on 17 August 2012 and

2. dispatch to Mission shareholders any notice of meeting relating to seeking shareholder approval for the proposed convertible note restructure announced to the Australian Securities Exchange on 17 August 2012.

Mission also undertakes to confirm in writing to the Panel (following completion of the Panel proceedings) that it has satisfied its obligations under this undertaking.

Signed by Guy Ralph Burnett of Mission NewEnergy Ltd
with the authority, and on behalf, of Mission
Dated 21 September 2012